

December 14, 2011

Via E-mail
Billy Styles
Chief Executive Officer
Organic Plant Health, Inc.
9206 Monroe Road
Charlotte, NC 28270

> **Re: Organic Plant Health, Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed December 1, 2011**
> **File No. 333-176704**

Dear Mr. Styles:

   We have reviewed your response to our letter dated October 4, 2011 and have the following additional comments.

General

1. We note your response to prior comment 1. Please provide us with a detailed analysis in support of your response that the "press release had little or no impact on the trading of the company's stock." We may have further comment upon review of your response.

2. We note your response to prior comment 2. Please confirm that in the event you determine to use promotional or sales materials other than the preliminary prospectus prior to effectiveness, you will provide us with copies of any written promotional or sales materials prior to use.

Prospectus cover page, page 4

3. We note your revised disclosure that the registration statement contains a public offering prospectus and selling stockholder prospectus. Please tell us how you envision structuring the preliminary prospectus that you will distribute to potential purchasers and your final form of prospectus to be included in the registration statement that we declare effective. In this regard, please be aware that all information required by Regulation S-K to be included in the form of prospectus should be included as part of the prospectus at this time.

4. We note your response to prior comment 11. Please revise the last sentence of the first bullet point to clarify that offering proceeds will be available to "us" upon receipt.

5. Refer to the first paragraph. As you will be offering the securities on a best efforts basis, please provide the date of the termination of the offering. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Table of Contents, page 5

6. We note your response to prior comment 12. Please explain the references to "any potential underwriters." It appears from your filing that the offering is self-underwritten. Additionally, it does not appear you are in a position to state that as-of-yet identified person have not provided additional information to prospective investors. Please revise.

7. We note your response to prior comment 13. Please remove "and our actions support" from the second bolded paragraph or state that you believe and act as if the statistical data, industry data, forecasts and market research information are correct and accurate.

Prospectus Summary, page 6

8. We note your response to prior comment 16. Please remove the qualifying language "without knowledge of our plans to expand the company . . ." from the fifth paragraph under "Our Business."

9. Refer to the last sentence of the third paragraph. Please revise to describe the geographical region that is the focus of your business.

10. We note that you currently sell through more than 20 retail partners. Please substantiate your claim that the addition of 2-3 employees beginning in 2012 will increase an additional 50-100 retail partners in 2012. Please also revise the disclosure in the third paragraph on page 39 accordingly.

Concentration on Organic-Based and Natural Fertilizers Industry, page 7

11. We note your response to prior comment 22. Please revise the last paragraph of this section to clarify that, irrespective of whether competitors may be similarly affected by volatility in raw materials prices, this volatility may affect the predictability of your expenses and profitability.

Our Competitive Advantages, page 8

12. We note your response to prior comment 24. Please revise to remove disclosure in each bullet point which claims that you have demonstrated a "clear advantage over new companies" entering your category. Please balance the bullet point captioned "Product Diversity" by clarifying, if true, that you must develop a national distribution capability and obtain licensing in additional states to fully realize this competitive advantage. Also revise the Business section accordingly.

13. Additionally, please provide us with support for each of the statements you make in the bullet point captioned "Product Performance."

14. Revise the claim under the bullet point captioned "Exposure on regional and national media" to state as a belief or remove such disclosure. Also revise the Business section accordingly.

Strengths External, page 8

15. Please disclose the source of the data that is provided in this section and provide us copies of this information.

Our Strengths, page 9

Marketing Strategy, page 9

16. We note your response to prior comment 26. Please revise the first paragraph of this subsection to substantiate that your products are available for sale at "competitive prices" or revise.

17. We note the disclosure in the first paragraph on page 9 that "much of the information provided to the consumer by large, national fertilizer manufacturers provides partial or incomplete information that may mislead the consumer." Please revise to substantiate such claim or revise to remove the disclosure. Also revise the Business section accordingly.

18. We note your response to prior comment 28. Please remove "success" from the fifth sentence of the first paragraph on page 9.

Sales Strategy, page 9

19. We note your revised disclosure that you intend to expand sales efforts into new regional markets on the east coast and Midwest. Please revise your plan of operations section to specifically address these new markets and revise your Business section to discuss the key attributes of these new markets, highlighting any differences with the markets you currently operate in.

Risk Factors, page 13

The current economic and credit environment, page 13

20. We note your response to prior comment 35. Please remove the third sentence of the second paragraph and second and third sentences of the third paragraph of this risk factor. The referenced language tends to mitigate the risk presented and is therefore not

appropriate disclosure in the risk factor section. You may present your analysis of mitigating circumstances in your MD&A section.

Management's Discussion and Analysis, page 37

Operating Activities, page 42

21. We note your response to prior comment 52.   Please discuss in greater detail the overdue payment from the wholesale distributor disclosed in the second paragraph of this subsection, including whether this payment continues to be overdue. Also, please disclose whether you have standard payment terms for payments of accounts receivables and, if so, briefly describe them. In this regard, please also add a risk factor discussing the risks that customers may not pay you in a timely manner.

Organic-Based and Natural Fertilizers Industry Background, page 46

22. We note your response to prior comment 55. Please revise to characterize the last two sentences of the fifth paragraph under "Overview of the Industry" as your beliefs.

Business, page 47

23. We note disclosure stating that you believe that you will need $500,000 to $750,000 from the offering in the next 6 to 10 months to achieve your expansion plans. Elsewhere in the prospectus, you state that you will need $500,000 to accomplish your business plans. Please reconcile the discrepancy throughout the prospectus.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 85

24. We note from your response to prior comment number 87 and from the disclosure provided on page 85 of the registration statement that because the license fee paid by approved distribution partners is a non-refundable one-time charge that is independent from the sale of products, the Company recognizes licensing revenue when the license term begins. Please note that if the license fee being received is for the right to sell the Company's products over the current and future periods we believe this fee should be recognized over the period of expected benefit rather than at the time it is received from the distribution partner. Please advise or revise as appropriate Refer to the guidance outlined in SAB Topic 13:A:3 d and f.

Item 17. Undertakings

25. We note your response to prior comment 93. It does not appear that undertaking (4) or (5)(i) are applicable to your offering. Please tell us why you have included these undertakings or remove them.

Signatures, page 96

    26. We note your response to prior comment 94. Please revise the second signature block to identify your principal accounting officer or controller. To the extent a signatory of the registration statement occupies more than one title, list each title.

Other

    27. Please provide a currently dated consent from the independent public accountant in any future amendments to the registration statement.

       You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

                                             Sincerely,

                                             /s/ Loan Lauren P. Nguyen

                                           Loan Lauren P. Nguyen
                                           Special Counsel

cc: Frank J. Hariton, Esq.